Exhibit 21.1
Subsidiaries of Ubiquiti Inc.*

UI Limited
Taiwan
Ubiquiti (Taiwan) Sales Limited
Taiwan
Ubiquiti Cayman Development Limited
Cayman Islands
Ubiquiti Cayman Limited
Cayman Islands
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Ubiquiti Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.